                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981



American International Group, Inc. ("AIG") and American General Corporation ("AGC") have entered into a confidentiality agreement and commenced discussions concerning a potential business combination transaction, subject to the terms and conditions of AGC's currently pending merger agreement with Prudential plc. Depending on future developments, AIG may file with the Securities and Exchange Commission a prospectus/proxy statement and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by AIG with the Commission regarding a potential transaction if and when they become available. Any such prospectus/proxy statement or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained for free from AIG, 70 Pine Street, New York, New York 10270, Attention: Director of Investor Relations. The materials being filed hereunder are not intended to constitute an offer to purchase any securities of AGC, nor an offer to sell any securities of AIG that might be issued in a potential business combination transaction involving AIG and AGC, within the meaning of the Securities Act of 1933, as amended, and AIG disclaims that it has made any such offer.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The material being filed hereunder may contain forward-looking statements. Please refer to AIG's Annual Report on Form 10-K for the year ended December 31, 2000 for a description of the business environment in which AIG operates and the important factors that may affect its business and cause actual results to differ materially from those in such forward-looking statements. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY AIG ON APRIL 3, 2001:

NEWS

                                                                [AIG LETTERHEAD]

Contact:   Charlene M. Hamrah (Investment Community)
           (212) 770-7074

           Joe Norton (News Media)
           (212) 770-3144

        AIG ANNOUNCES OFFER TO ACQUIRE AMERICAN GENERAL FOR $46 PER SHARE

                          OR APPROXIMATELY $23 BILLION

NEW YORK, April 3, 2001 - American International Group, Inc. (AIG) announced today that it has offered to acquire American General Corporation (American General) in a stock transaction with a value of $46 per share of American General common stock, based on today's closing market price of AIG common stock. AIG's offer provides that the price would remain constant so long as AIG shares trade within a five-percent collar during an agreed-upon period prior to the closing date. The proposed transaction would be a tax- free reorganization, would be treated as a pooling of interests for accounting purposes and has a total value of approximately $23 billion. AIG said that M.R. Greenberg, AIG Chairman and CEO had contacted Robert M. Devlin, Chairman of American General, with the offer, which has been approved by the AIG Board of Directors.

Commenting on today's announcement, Mr. Greenberg said, "We are making this offer to Mr. Devlin and the Board of Directors of American General and hope to commence merger discussions in the very near future. We believe that the combination of our two companies is uniquely attractive, in terms of mix of businesses and distribution channels, and would be highly beneficial financially to both of our shareholder groups."

Mr. Greenberg will hold a conference call on Wednesday, April 4, 2001 at 9:00 AM EDT to discuss AIG's offer. The telephone number in the United States is 888/391-7048. International callers should telephone 212/287-1840. The pass code is AIG. Please call 15 minutes in advance to establish a connection. A rebroadcast of the call can be accessed through April 11, 2001 by dialing 800/839-1197 in the United States and 402/998-1130 outside the United States.

Attached is the text of the letter from AIG to American General.

                                      # # #

AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial and personal insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail and direct investment fund asset management, real estate investment management, and retirement savings products. American International Group, Inc.'s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

                                      more

AIG ANNOUNCES OFFER
APRIL 3, 2001
PAGE TWO

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. Please refer to AIG's Annual Report on Form 10-K for the year ended December 31, 2000 for a description of the business environment in which AIG operates and the important factors that may affect its business. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                      more

                                [AIG LETTERHEAD]

                        April 3, 2001



Mr. Robert M. Devlin
Chairman of the Board
American General Corporation
2929 Allen Parkway
Houston, TX  77019-2155

Dear Bob:

As I explained when we spoke today, we have been observing closely the market's reaction to the announcement of your intent to merge American General with Prudential PLC. It appears clear that the exceptionally steep price drop experienced by Prudential's stock reflects investors' serious concerns with the transaction.

In light of the recent events, we are submitting an alternative for a combination of American General with AIG. We would like to begin discussions with you and your board to reach a satisfactory agreement.

Our offer provides demonstrably superior value to your shareholders and combines two of the best franchises in the financial services industry. Under our proposal, American General and AIG would combine in a transaction in which each common share of American General stock will be converted into AIG common stock with a value of $46.00 per share. This price will remain constant as long as the price of AIG shares trades within a five-percent collar during an agreed upon period prior to the closing date. Accordingly, based on today's closing, your shareholders will receive a minimum of 0.5462 shares and a maximum of 0.6037 shares of AIG stock for each share held.

The combination of AIG and American General is uniquely attractive, in terms of mix of businesses and distribution channels. Furthermore, as you know, AIG has the highest ratings from all principal rating agencies and is the leading United States-based international insurance and financial services organization. As of December 31, 2000, we had total assets in excess of $300 billion and capital funds of approximately $40 billion.

AIG firmly believes in the importance of encouraging each of the companies it acquires to maintain its own identity. SunAmerica and Hartford Steam Boiler are prime examples of this decentralized approach based on respect for the acquired businesses' management teams and clear accountability. Consistent with this philosophy, we would welcome American General as a strong, vibrant contributor to our group. In addition, this union will permit us to expand AIG's overall presence in Texas, one of the key areas of economic growth of our country. The reputation of you and your associates for commitment and hard work is a key motivation of our interest.

We intend to honor existing financial arrangements for you and your employees and look forward to exploring with you attractive opportunities for your senior management in the combined organization. Furthermore, we would anticipate your joining our board and being appointed a vice chairman.

In terms of value to your shareholders, our proposal represents a significant premium to the current value of the Prudential proposal. Furthermore, the American General shareholders will receive shares of AIG, one of the largest and most successful financial institutions in the world. With a market capitalization in excess of $190 billion, and a strong U.S. shareholder base, there will be no concern regarding flowback of shares in a transaction with AIG. As the table below illustrates, AIG's shares have performed very well over the past several years.

                                      more

                                     ANNUALIZED TOTAL RETURN (a)
                        1 YR            3 YR            5 YR           10 YR
AIG                     13.7%           21.4%           29.7%          23.4%
S&P 500                (22.5)%           2.4%           14.2%          14.4%

(a) Annual return with net reinvested dividends for each period. 1-year returns through April 2, 2001. 3-, 5- and 10-year returns through March 30, 2001.

Source: Bloomberg.

Our interest in this transaction is a reflection of our firm belief that a combination of our companies would be highly beneficial financially to both of our shareholder groups and accretive to AIG's earnings per share.

In sum, the transaction we are offering provides to the American General shareholders considerably greater value than the Prudential proposal, through a higher current value and the opportunity to share, as AIG shareholders, in the earnings accretion deriving from a stronger combined franchise. AIG has a history of making meaningful acquisitions, and we are intimately familiar with the regulatory approval process required to consummate the transaction and have excellent relationships with the various regulators who supervise our businesses. We expect no significant issues or undue time delays.

We are prepared to proceed forward with a definitive agreement on terms that will compare favorably with those in your agreement with Prudential. Our clear determination is to reach a three-way, resolution in a professional and constructive manner that will benefit all shareholder groups involved. We anticipate a tax-free stock-for-stock transaction accounted for as a pooling of interests.

We have engaged Goldman, Sachs & Co. and Wachtell, Lipton, Rosen & Katz to advise us in this transaction.

The entire Board of AIG has approved our proposal and has unanimously authorized us to proceed. We look forward to meeting with you as soon as possible to discuss and negotiate our proposal in greater detail so that we can achieve a prompt agreement. You can be assured that we will do everything in our power to see this transaction through to completion. We are prepared to meet immediately with you and your Board to work toward that end.

                                            Sincerely,



                                            /s/ M. R. Greenberg



cc:    Members of the Board of Directors of
       American General Corporation

THE FOLLOWING IS THE TEXT OF A DOCUMENT ENTITLED "STRATEGIC RATIONALE" THAT WAS FILED AS AN EXHIBIT TO AIG'S CURRENT REPORT ON FORM 8-K ON APRIL 4, 2001:

                              STRATEGIC RATIONALE

Life and retirement business will constitute approximately 50% of combined entities earnings. Transaction continues dramatic expansion of AIG's U.S. Life business consistent with acquisition of SunAmerica.

Positions us as the #1 writer of variable annuities in the U.S.

Complementary distribution channels -- American General is:

     -- One of the largest writers of retirement products in the education market
     --  The largest writer of annuities through the bank distribution market

Opportunity to leverage American General's consumer finance franchise -- giving a platform for continuing AIG's expansion in this market around the world

Meaningfully accretive

THE FOLLOWING IS A TRANSCRIPT OF THE OPEN INVESTOR CONFERENCE CALL HELD BY AIG ON APRIL 4, 2001, AS REFERENCED IN THE APRIL 3, 2001 PRESS RELEASE:

                                       AIG
                                  APRIL 4, 2001
                                  8:00 A.M. CDT


Coordinator                This call is being recorded at the request of AIG. If
                           anyone has any objections, you may disconnect at this time.

                           I would like to introduce your host for today's call, Mr. Maurice Greenberg.

                           Sir, you may begin.

W Welcome to today's conference call on AIG's offer to acquire American General. Mr. Greenberg's comments may contain forward-looking statements. Please refer to AIG's annual report on Form 10-K for the year ended December 31, 2000 for a description of the business environment in which AIG operates and the important factors that may effect its business.

                           AIG is not under any obligation to, and expressly disclaims, any such obligations to update and alter its forward looking statements whether as a result of new information, future events or otherwise.

                           And now may I present Mr. Greenberg.

M. Greenberg               Good morning. Today's conference call is to make a
                           few brief comments about the offer we made for American General, and that was released yesterday after the market closed, and then to take questions from those of you who are tied into this phone call.

                           As the offering letter said in the press release, we are offering $46.00 a share subject to a collar of 5% up or down. We believe the combination of American General with AIG is a great platform. We think top line growth will be accelerated and we have ideas of how to accomplish that, both on the domestic side in the consumer finance business internationally.

                           It increases a number of things in AIG. It gives us a better platform domestically for life insurance through multiple distribution channels. It also offers cross-market opportunities for other products through those distribution channels.

                           It obviously enhances our retirement savings business, which ties in with SunAmerica and increases that enormously. We believe expense savings are possible, very likely will exceed the numbers that were produced by

                           Prudential. We estimate at least conservatively $200 million can be taken out, so we are quite comfortable with both the potential for growth and the potential for expense savings. We think the integration issues are minimal. American General has a good brand name and to retain that obviously, as we do with other companies in our group, but there will be a lot of strategic opportunities that flow from this combination.

                           We have a very big international life business. We have a very good, but small, domestic life business and this will enhance it.

                           All of the life business of American General is not home life; that is a component. And while it's not the business that we would go out and start building today, it has been a cash cow for American General. But their other life business will fit in with our life business and we think between the two of them, it enhances our life business of the kind we want considerably.

                           So I'm pleased with the fit for AIG. I'm confident about top line growth. It's accretive to earnings from the very beginning and that's without snyergies. With snyergies, of course, the enhanced earnings increases.

                           Those are the general comments. I'll be glad to take questions from the audience.

Coordinator                Our first question comes from Kenneth Zuckerburg of
                           Wasserstein.

K. Zuckerburg              Yes, good morning and congratulations on the
                           announcement. Two questions for you. I guess first, you've always mentioned that culture was very important whenever AIG was doing an acquisition. I just wondered if you could comment a bit about the fit there.

                           And secondly with respect to Bob Devlin potentially becoming a vice chairman with the company, are you at liberty or could you comment a little bit about what his role might mean at AIG?

M. Greenberg               Well, Ken let me take the first part first. I think
                           the culture will fit quite well. Their business is, ex-the Home, are service businesses that I think will fit quite well. I think they are a hard working group of people. They are focused on what they want to accomplish. They have had pretty good results so I think the culture will fit fine. I think there are a lot of things that we can do together that will enhance the operations and I think it will fit into AIG's business model.

                           With respect to Bob Devlin, I haven't had a chance to go into detail with him yet. He'll be a vice chairman, obviously. Certainly he'll be in charge of his own operations, which continue to be very, very big and I hope he'll have a broader role in AIG, but that remains to be discussed.

K. Zuckerburg              Thanks very much.

Coordinator                Ron Frank of Salomon Smith Barney you may ask your
                           question.

R. Frank Good morning Hank. My question is, if you might be willing to elaborate on your vision of the growth accretion that you mentioned here, as opposed to the earnings accretion, where specifically you see some examples of one plus one equaling more than two.

M. Greenberg               Well look, I think the enhanced distribution that
                           both companies will benefit from with new products and cross-marketing of products that one or the other doesn't have will enhance top line growth, including a lot of non-life products in their distribution system. And some of the opportunities that we have that I think will enhance their growth, so we're comfortable that we can tick up the top line growth of American General.

                           Then on the consumer finance side, as you know, we have started a consumer finance business internationally and it's profitable after about two and a half years in the green-field operation. Having a platform in the United States will give us more muscle to increase that more rapidly than we would otherwise.

R. Frank I'm sorry, I just wanted to follow up. Is it your view or SunAmerica's sense that the broker dealer channel is demanding a broader product line and that this will help in that regard?

M. Greenberg               No, I don't think so. I don't think that at all. I
                           think that we can manufacture products, whatever is needed. Having product manufacturing capability will be somewhat enhanced because we'll have more manufacturers within the group, and SunAmerica will use the best of breed through their broker dealer operations as they have in the past. But the variable annuity market is a very big market and the retirement savings market is a very big market. Each has addressed a different sector of that market and this will make us more comprehensive in that market.
                           And each will benefit from the other because there are some things that SunAmerica does that are not done obviously by American General and vice versa.
                           The intelligence flow will improve the distribution and the sales effort and there will be some back room opportunities, so I'm comfortable that two and two here will make five, if not seven.

R. Frank                   Okay, great.  Thanks a lot.

Coordinator                Larry Coso of SAC Capital, you may ask your question.

L. Coso Thank you. Hank, I was wondering if you could elaborate a little bit more on the synergies with the consumer finance operation. You started to mention it, but I didn't hear the conclusion or the answer. And then could you also elaborate on what you might do with MBNA and your relationship there?

M. Greenberg               On the consumer finance side as I said a moment ago,
                           we began a green-field operation two and a half years ago, three years, in that range. We have operations now in several countries and it turned profitable toward the end of last year. We think we can accelerate the growth, having a US platform. So, I think that will accelerate the growth of consumer finance internationally. Domestically the consumer finance business offers some opportunities to sell non-life products through that distribution system, which now is not being done. And we see some other specialty products that can also be marketed through that distribution channel. There is an opportunity for both in there.

                           Is there another part of your question?

L. Coso Yes, if you can just address the relationship with MBNA Corp. Is that likely to go away, now that you have much greater scale in US consumer finance?

                           Lastly, could you talk about, I know it's early, but could you talk about further acquisition opportunities within consumer finance, or does this get you the appropriate scale where you don't have to do any more?

M. Greenberg               On MBNA, I don't see any change whatever. MBNA is a
                           different customer base, it's more upscale. We're marketing automobile and homeowners products through that system. That will continue. I see no conflict, whatever. I think this gives us the scale we need in consumer finance.

L. Coso                    Thank you.  Congratulations.

M. Greenberg               Thank you.

Coordinator                Louis Sark from Chesapeake Partners, you may ask your
                           question.

M                          Yes, actually this is Luke at.... In terms of the
                           proposed transaction with AGC, the collar appears to be a tight collar and this morning, AIG has been trading down significantly pre-opening. How much flexibility is there in the collar?

M. Greenberg               There is none. The collar is the collar. All you are
                           seeing today is the arbs at work.

M And you see no circumstances under which you might widen that or expand that both up and down?

M. Greenberg               No I don't.

M                          Okay.  Thank you.

Coordinator                Andy Dann of Andy Capital, you may ask your question.

A. Dann Good morning. Could you just tell us if the $200 million in expense saves is after tax or pre-tax?

M. Greenberg               That's after tax.

A. Dan                     Thank you.

Coordinator                Mitch Nordon of Riverside Asset Management, you may
                           ask your question.

M. Nordon                  Yes, hello, good morning, good transaction, very
                           accretive. The question would be on the saves. Do you expect all of them in year one? Also, if you can give a little background as to whether you had prior conversations with American General, why now?

M. Greenberg               I think the saves will be 12 to 18 months. There is
                           always a matter of getting it started, but it will be accelerated as rapidly as possible, consistent with good business practices.

                           I had an informal talk with Bob Devlin about six or eight months ago. It was a nice conversation and I've known him a long time and he's done a good job. Those conversations were as I said informal. It didn't result in anything at that time for whatever reason.

M. Nordon                  Did you propose a price at that time?

M. Greenberg               I really don't recall whether price was discussed or
                           not.

M. Nordon                  Okay. And with regard to pooling, is pooling a
                           condition of the transaction here?

M. Greenberg               Yes.

M. Nordon                  Any special issues or background?

M. Greenberg               There are no problems that we know of.

M. Nordon                  And from a regulatory point of view, when do you
                           think, which are the major approvals that you need to consummate?

M. Greenberg               First of all, they have to have a board meeting and
                           go along obviously, accept the proposal. After that, we need regulatory approval from the state insurance departments, I presume we have to file with the SEC, the normal things. But I don't see any regulatory problems.

M. Nordon                  So you're looking at maybe five months or a little
                           less?

M. Greenberg               I hope less.

M. Nordon                  Okay.

M. Greenberg               I hope considerably less.

M. Nordon                  Considerably less?

M. Greenberg               I would hope so.

M. Nordon                  And with regard to, is there any one state that is a
                           major regulatory hurdle?

M. Greenberg               Texas is their home state.

M. Nordon                  Okay. I noticed in the release that you mentioned
                           that you wanted to have a 3-way discussion. I'm curious. Do you really need Prudential's approval here? Wouldn't it be possible for you to just pay the $600 million? I'm not sure why you mentioned in the release 3-way, whether it was just a matter of being polite.

M. Greenberg               We're always very polite. The payment is not made
                           by AIG. It is made by American General. They have to have a discussion with Prudential and the ball is in their court right now.

M. Nordon                  Right.  Thanks very much, good luck.

M. Greenberg               You're welcome. Thank you.

Coordinator                Andrew Alloman of Bear Stearns, you may ask your
                           question.

A. Alloman                 Good morning. Two questions, first, can you comment,
                           Mr. Greenberg, on the tone of your discussions with Mr. Devlin and American General at this stage?

M. Greenberg               Very friendly.

A. Alloman                 Okay.

M. Greenberg               And I felt the body language as I said was very good.

A. Alloman                 Great. I'll ask this question anyway. In the event
                           that the board expressed disinterest, would you be committed to still pursuing this?

M. Greenberg               I won't answer that now.

A. Alloman                 Okay, thank you.

Coordinator                Ling Chung of Fairlawn you may ask your question.

L. Chung Good morning. Could you please clarify whether your offer is subject to due diligence?

M. Greenberg               Yes, it is.

L. Chung                   Thank you.

Coordinator                Brian Shue of High Fields Capital, you may ask your
                           question.

B. Shue                    Yes, asked and answered, thanks.

Coordinator                Dave Cohen of Merrill Lynch, you may ask your
                           question.

D. Cohen                   My question was answered as well.

Coordinator                Al Capra of Putnam Lovell, you may ask your question.

A. Capra Good morning. I was hoping you could just give us some sense of what the new life operations will look like, in terms of the variable versus the fixed earnings components, as well as the life insurance component.

M. Greenberg               I could give you some top numbers, if that will be
                           helpful to you. On a consolidated basis domestic life, pre-tax income, will be about 30% of the total life and foreign about 20%. So, total life will be about 50% of the pro forma of AIG pre-tax earnings and general insurance roughly 30% to 32%, that range and 33%, sorry, and financial services about 15.5%, asset management 4%.

A. Capra Okay. One additional question. When you talk about the deal being accretive, does it take into account American General's potential ability to leverage their balance sheet to perhaps benefit from a lower cost of funds?

M. Greenberg               None of that was taken into consideration.

A. Capra                   Great, thank you very much.

Coordinator                Trevor Thomas of National Underwriter, you may ask
                           your question.

T. Thomas                  Hello, Hank and congratulations. Is there any plan to
                           upgrade Mr. Devlin's operations to New York? Also, can you give me an idea why your company is better for American General than Pru plc?

M. Greenberg               Let me take the last part first. I know how good it
                           is for AIG. What the Pru's mix of business is and what their business model is, you'll have to ask somebody else. I think it's a great fit for AIG.

T. Thomas                  Okay.

M. Greenberg               As far as Devlin coming to New York, he and I
                           haven't discussed that and we've yet to meet to go over all of those details.

T. Thomas                  Thank you.

Coordinator                Andrew Crane of Salomon Smith Barney, you may ask
                           your question.

A. Crane Good morning. It was just one question. For home life business, would you be prepared to sell it and would you be prepared to sell it to Pru to get agreement three ways to get the deal done?

M. Greenberg               I'm not going to answer that now. We haven't bought
                           it yet. I'm not going to talk about what we're going to sell.

A. Crane                   Okay, thank you.

Coordinator                Brendan Noonan of A.M.Best, you may ask your
                           question.

B. Noonan                  My question has been answered, thank you.

Coordinator                David Wecker of Citadel Group, you may ask your
                           question.

D. Wecker                  Have you had any conversations with American General
                           since the press release yesterday?

M. Greenberg               Yes, I had a conversation. With the press release was
                           a copy of my letter, I'm not sure of the timing of this, but when Bob got my letter followed by my phone call, the first phone call, he called back and said he'd received it and we had a good conversation.

D. Wecker                  You would characterize it as being friendly?

M. Greenberg               Yes.

D. Wecker                  Thank you.

Coordinator                Bert Shronsinger of Merrill Lynch, you may ask your
                           question.

B. Shronsinger             Thank you. Does this transaction in any way restrict
                           or preclude your ability to continue to make acquisitions internationally, such as the recent
                           Japanese transactions?

M. Greenberg               No, we are always looking at things that are
                           opportunistic for AIG and the shareholders. Obviously it depends on where it is and what our view is. This doesn't stop us from doing anything.

B. Shronsinger             Thank you.

Coordinator                Jeff Galant of KBW, you may ask your question.

J. Galant                  My question was answered, thank you.

Coordinator                Ken Zuckerburg of Wasserstein, you may ask your
                           question.

K. Zuckerburg              Hank, just one follow-up question. I saw the Moody's
                           press release last night so just wondered if, again, you've had a chance to review the transaction with Moody's and the other rating agencies?

M. Greenberg               Yes. I believe they are reaffirming our AAA. In fact,
                           they've done it, yes, S&P and Moody's.

K. Zuckerburg              They have.  Thanks very much, Hank.

Coordinator                Van Mungervigg of Bloomberg News, you may ask your
                           question.

V. Mungervigg              Mr. Greenberg, you mentioned in the press release,
                           that Mr. Devlin might be named a vice chairman. I wonder if you could comment on whether you see him as a possible successor to you and whether you can give us any idea of a succession plan at AIG.

M. Greenberg               This call is about the acquisition, not about
                           succession, that plan will be determined by the board of directors.

V. Mungervigg              Thank you.

Coordinator                Larry Coso of SAC Capital, you may ask your question.

L. Coso Thank you. Hank, you alluded to a few minutes ago, that you did have talks with Devlin somewhere about six months ago. What happened after those talks and if you can shed a little light, were you interested in re-igniting those talks before Prudential came in with an offer and inked a deal or no?

M. Greenberg               No, I can't give you the moment by moment or the
                           thought process that went on. We had a nice conversation. We had breakfast at my apartment.

                           There was supposed to have been some follow up. I don't know what happened; it didn't occur.

L. Coso                    Are we blaming it on the bankers then?

M. Greenberg               No, I don't blame it on the bankers. I don't know who
                           to blame it on. It happened, I don't think there's any blame.

L. Coso                    So it wasn't a matter of price or anything like that?
                           It never got to that point?

M. Greenberg               It never got to that point.

L. Coso                    Thank you.

Coordinator                Bret Protkowski of Titum and Boltrus, you may ask
                           your question.

M. Protkowski              Yes, two quick questions. One is, the offer that you
                           made, is that conditioned on them not paying a break-up fee, in other words, if they have to pay that break-up fee, then consideration could potentially be reduced? And secondly, it is a very highly accretive transaction, do you have any flexibility on price where they can sit down and show you some more benefits that you can maybe get?

M. Greenberg               A break up fee is in the deal. That doesn't change.
                           There is no flexibility on price.

M. Protkowski              So that is your best and final offer?

M. Greenberg               Right.

M. Protkowski              Thanks.

Coordinator                Mitch Nordon of Riverside Asset Management, you may
                           ask your question.

M. Nordon                  Yes, hi. Just a question regarding the pro forma.
                           What percent of the combined companies' earnings will be contributed to by American General?

M. Greenberg               Ten percent.

M. Nordon                  Ten percent, and how much of the equity are they
                           receiving in the combined entity?

M. Greenberg               About 12%.

M. Nordon                  Twelve percent on both sides with regard...

M. Greenberg               Roughly 12%.

M. Nordon                  Okay.  Great, thank you.

Coordinator                Ling Chen of Fairlawn, you may ask your question.

L. Chen Hello, I have a follow up question. Could you help us understand how you reached the $46.00 price and hypothetically, to the extent that Pru's price didn't come down this much, you probably would not enter into this transaction or this bid? Is that a correct assumption?

M. Greenberg               Obviously if Pru's price hadn't come down, we would
                           not have bid a price to compete with the Pru bid.
                           How we arrived at that price is, there was a lot of work that went into it and it was $46.00.

L. Chen                    Thank you.

Coordinator                Windsor Horrigan of Bear Stearns, you may ask your
                           question.

J. Pierce                  Actually it's James Pierce of Bear Sterns in London.
                           Could you please say why you decided to bid for
                           American General, rather than Prudential....

M. Greenberg               I'm sorry, I didn't hear that.

J. Pierce                  Can you just say why you chose to bid for American
                           General rather than Prudential?

M. Greenberg               Because American General fit better than Prudential.
                           All Prudential had really was a UK business that was evaporating and a small business in the United
                           States. Jackson National. It wasn't the same fit.

J. Pierce                  Okay, thanks.

Coordinator                At this time, there are no further questions.

M. Greenberg               Thank you very much.